

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 10, 2018

<u>Via E-Mail</u>
Jonathan M. Singer
Chief Financial Officer
RTI Surgical, Inc.
11621 Research Circle
Alachua, FL 32615

Re: RTI Surgical, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2016
        Filed March 13, 2017
        File No. 0-31271

Dear Mr. Singer:

We refer you to our comment letter dated December 8, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director